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File No. 048749-0010

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission	FOIA Confidential Treatment Request
Division of Corporation Finance	Under 17 C.F.R §200.83

100 F Street, N.E.
Washington, DC 20549-3720

Attention:	Jeffrey P. Riedler, Assistant Director
Tabatha McCullom
James Rosenburg
Daniel Greenspan
Scot Foley

Re:	Coherus BioSciences, Inc.
Registration Statement on Form S-1 (File No. 333-198936)

Ladies and Gentlemen:

On behalf of Coherus BioSciences, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter dated September 3, 2014 (the “Initial Comment Letter”), relating to the draft Registration Statement on Form S-1 confidentially submitted with the Commission on August 4, 2014 (as amended by an exhibit-only draft Amendment No. 1 to the Form S-1 submitted on August 5, 2014, a draft Amendment No. 2 to the Form S-1 submitted on September 15, 2014 and an exhibit-only draft Amendment No. 3 to the Form S-1 submitted on September 24, 2014, the “DRS”), we submit this supplemental letter (this “Letter”) to further address Comment No. 13 of the Initial Comment Letter. The Company notes that in between receipt of the Initial Comment Letter and delivery of this Letter, the Company filed the Registration Statement on Form S-1 (the “Registration Statement”) (File No. 333-198936) on September 25, 2014. In addition, the Company filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on October 6, 2014 in connection with the submission of the Company’s response letter dated October 6, 2014.

October 7, 2014

On behalf of the Company, we are respectfully requesting confidential treatment for specified portions of this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted version of this letter will be filed with the Commission on EDGAR, omitting the confidential information.

The Company does not intend to commence marketing the proposed offering contemplated by the Registration Statement until the 21-day period provided for in Section 6(e)(1) of the Securities Exchange Act of 1933, as amended, has expired, market conditions permitting. Accordingly, no price range has yet been provided in the preliminary prospectus included in Amendment No. 1. However, the Company has authorized us to inform the Staff of the Commission (the “Staff”) supplementally that, based on consultations with the lead underwriters, if the marketing of the initial public offering were to commence today, the Company’s present view is that the estimated offering range would be $[***] to $[***] per share (the “Preliminary IPO Price Range”), with a midpoint price of $[***] (the “Midpoint Price”).

The Preliminary IPO Price Range and Midpoint Price do not reflect any reverse stock split that the Company might give effect prior to the Commission’s declaration of effectiveness of the Registration Statement. The Company anticipates implementing a reverse stock split, which, for purposes of this Letter, the Company currently estimates to be approximately [***] to 1.0. This reverse stock split would result in a post-split Preliminary IPO Price Range of $[***] to $[***] per share, with a midpoint of $[***] per share. The Company’s final post-split Preliminary IPO Price Range remains under discussion between the Company and the lead underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

The Company advises the Staff that the Preliminary IPO Price Range represents the Company’s current belief of what the indicative price range in the preliminary prospectus may be, but that the actual indicative price range in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters of the offering, which is expected to occur shortly before the printing of the preliminary prospectus for the offering. Therefore, the preliminary estimated indicative price range is subject to further change as a result of various factors, including market conditions and subsequent development of the Company’s business. Upon completion of this valuation process, the Company will establish a bona fide offering price range not to be greater than $2.00 between the low end of the range and the top end of the range.

To assist the Staff in its evaluation of the Company’s stock-based compensation, the Company has provide the analysis as set forth below.

GRANTS OF COMMON STOCK OPTIONS AND WARRANTS IN THE PRECEDING 12 MONTHS

The following table summarizes by month of grant date the number of shares of common stock underlying stock options and warrants granted during the previous twelve months, as well as the associated per share exercise price, the estimated fair value per share of the Company’s common stock on the grant date and the reassessed fair value per share of the Company’s common stock on the grant date following additional third-party valuations commissioned by the Company in connection with the Company’s initial public offering (the “IPO”).

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY COHERUS BIOSCIENCES, INC. WITH RESPECT TO THIS LETTER.

October 7, 2014

Grant Date	Number of Shares underlying Stock Options Granted	Per Share Exercise Price	Estimated Fair Value per Share on Date of Grant	Reassessed Fair Value per Share on Date of Grant(1)
November 22, 2013	1,310,300	$0.85	$0.85	$1.50
March 11, 2014	3,561,675	$1.00	$1.00	$3.44
April 7, 2014	50,000	$1.00	$1.00	$3.44
June 30, 2014	885,000	$1.50	$1.50	$4.86
July 1, 2014	10,000	$1.50	$1.50	$4.86

Grant Date	Number of Shares underlying Warrants Granted	Per Share Exercise Price	Estimated Fair Value per Share on Date of Grant	Reassessed Fair Value per Share on Date of Grant(1)
March 28, 2014	922,309	$1.00	$1.00	$3.44

(1)

Subsequent to each grant date and in connection with the IPO, the Company commissioned additional third-party valuations of the estimated fair values per share of its common stock as of each quarter end. See “Historical Fair Value Determination and Methodology” and “Valuations and Option and Warrant Grants over the Previous 12 Months” below for more information.

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

The Company has historically determined the estimated fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Company’s Board of Directors (the “Board”) also considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as disclosed in the Registration Statement.

As described in more detail in this Letter, for the prior 12-month period the Company has utilized the probability-weighted expected return method (“PWERM”) alone or in combination with the option pricing method (“OPM”) as a hybrid method (“Hybrid Method”), each an accepted valuation method under the AICPA Practice Guide, for determining the fair value of its common stock. The PWERM is a scenario-based analysis that estimates the value per share of common stock based on the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of stock, discounted for a lack of marketability. The OPM values each equity class by creating a series of call options on the equity value, with exercise prices based on the liquidation preferences, participation rights and strike prices of derivatives. The Hybrid Method is appropriate for a company expecting a near term liquidity event, but where, due to market or other factors, the likelihood of completing the liquidity event is uncertain. The Hybrid Method considers a company’s going concern nature, stage of development and the company’s ability to forecast near and long-term future liquidity scenarios.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY COHERUS BIOSCIENCES, INC. WITH RESPECT TO THIS LETTER.

October 7, 2014

At each grant date, the Board evaluated any recent events and their potential impact on the estimated fair value per share of the common stock. The Board ultimately determined the fair value of the common stock on the date of grant taking into consideration the immediately preceding independent third-party valuation report as well as other pertinent information available to it at the time of the grant.

In connection with the preparation of the DRS for confidential submission to the Commission, Company management reassessed the fair value of the Company’s common stock as of the date of each option and warrant grant over the previous 12 months. These determinations were based in part on supplemental valuations performed by a third-party independent valuation specialist which indicated the estimated fair value of the Company’s common stock to be $1.50 as of September 30, 2013 (the “Q3’13 Revaluation”), $1.80 as of December 31, 2013 (the “Q4’13 Revaluation”), $3.44 as of March 31, 2014 (the “Q1’14 Revaluation”) and $4.86 as of June 30, 2014 (the “Q2’14 Revaluation,” and together with the Q3’13 Revaluation, the Q4’13 Revaluation and the Q1’14 Revaluation, the “Revaluations”) using the PWERM or the Hybrid Method. As described in further detail in “Valuations and Option and Warrant Grants over the Previous 12 Months” below, Company management reassessed the fair value of the Company’s common stock as of the date of each option and warrant grant using the immediately preceding Revaluation for purposes of certain financial disclosures in the DRS, with the exception of the options granted on March 11, 2014 and the warrants granted on March 28, 2014, in which case Company management used the subsequent Revaluation, the Q1’14 Revaluation.

VALUATIONS AND OPTION AND WARRANT GRANTS OVER THE PREVIOUS 12 MONTHS

Original October 31, 2013 Valuation, Q3’13 Revaluation and Grants of November 2013

On November 22, 2013, the Board determined the fair value of the Company’s common stock to be $0.85 per share (the “Original November 22 Fair Value Per Share”). This determination was based in part on a valuation performed by a third-party independent valuation specialist which determined the fair value of the Company’s common stock to be between $0.76 and $0.91 per share as of October 31, 2013 (the “Original October 31 Valuation”) using the OPM and the Board’s determination that there were no material changes to the business or required adjustments to the estimated fair value of its common stock since October 9, 2013, the date the Company’s Audit and Finance Committee of the Board indicated its support for a valuation of the common stock of $0.85 per share at its meeting held on October 9, 2013.

In connection with the preparation of the DRS for confidential submission to the Commission, Company management reassessed the fair value of the Company’s common stock as of November 22, 2013 and determined it to be $1.50 per share (the “Revised November 22 Fair Value Per Share”). As described above in “Historical Fair Value Determination and Methodology,” this determination was based in part on the Q3’13 Revaluation and management’s determination that there were no material changes to the business or required adjustments to the estimated fair value of its common stock since September 30, 2013, the date of the Q3’13 Revaluation. The increase to $1.50 from the Original October 31 Valuation was primarily due to the assumption of a 65% probability of a potential license transaction scenario.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY COHERUS BIOSCIENCES, INC. WITH RESPECT TO THIS LETTER.

October 7, 2014

On August 30, 2013, the Company entered into a definitive license agreement with Baxter International, Inc. (“Baxter”) for the development, use and commercialization of the Company’s biosimilar version etanercept biosimilar (the “Baxter Collaboration”), which included a $30.0 million upfront payment to the Company and certain other contingent milestone payments and expense reimbursements. However, the Baxter Collaboration contained a provision that if the pharmacokinetic biosimilarity of CHS-0214 to Enbrel was not demonstrated in the Phase 1 study, Baxter would have been entitled to opt out of the agreement. If Baxter opted out and did not elect to enter into a right-of-first refusal agreement on a second product within a set review period, the full $30 million payment would have been converted into convertible debt of the Company, with a five year maturity date from the date of delivery of the opt-out notice and would not be required to make any further payments to the Company.

Further, the Company continued to face significant capital constraints that resulted in the delay of some of its clinical programs. The financial distress of the Company was reflected by the high costs and senior preference of its debt financing of approximately $9.95 million executed during the third quarter of 2013 which included the issuance of convertible promissory notes that carried a 300% warrant coverage to the lenders and were therefore highly dilutive to holders of the Company’s common stock (the “2013 Bridge Financing”).

For purposes of the Original October 31 Valuation, the Company anticipated a seventy-five percent (75%) probability of a liquidity event and a twenty-five percent (25%) probability of a liquidation scenario, and a discount for lack of marketability (“DLOM”) of 20.3% for the high value indication and 33.3% for the low value indication was applied to reflect the risk arising from the inability to readily sell the shares (as determined using the Black-Scholes option pricing model). This analysis reflected the Company’s belief that due to the prevalence of significant operational, clinical and financial risks still facing the Company, there existed a reasonable possibility that the Company would face a liquidation scenario, in which case the Company’s common stock would have no value. The original determined fair value of the Company’s common stock as of October 31, 2013 was considered by the Board when determining the fair value of the Company’s common stock for purposes of granting stock options to employees on November 22, 2013.

For purposes of the Q3’13 Revaluation, the Company assigned a five percent (5%) probability of a potential new financing scenario, a five percent (5%) probability of a potential IPO scenario, a sixty-five percent (65%) probability of a potential license transaction scenario, a five percent (5%) probability of a potential change of control scenario and a twenty percent (20%) probability of a potential maturity scenario. This analysis reflected the Company’s positive view of the Baxter Collaboration, initial discussions of an IPO scenario with the Board and Company investors and the Company’s announcement of positive pivotal clinical pharmacokinetic (“PK”) similarity study results for its biosimilar of etanercept (Enbrel®) in October 2013. The revised fair value of the Company’s common stock as of September 30, 2013 was used by Company management when accounting for the value of the stock options granted to employees on November 22, 2013 for purposes of preparing certain financial disclosures in the DRS and the Registration Statement.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY COHERUS BIOSCIENCES, INC. WITH RESPECT TO THIS LETTER.

October 7, 2014

Original December 31, 2013 Valuation, Q1’14 Revaluation and Grants of March 2014 and April 2014

On March 11, 2014, the Board determined the fair value of the Company’s common stock to be $1.00 per share (the “Original March 11 Fair Value Per Share”). This determination was based in part on a valuation performed by a third-party independent valuation specialist which determined the fair value of the Company’s common stock to be between $0.86 and $1.11 per share as of December 31, 2013 (the “Original December 31 Valuation”) utilizing the OPM. The significant change in the original valuation from October 31, 2013 to December 31, 2013 was primarily related to Baxter’s decision to continue its involvement in the Baxter Collaboration, and to a lesser extent the negotiations associated with the acquisition of InteKrin Therapeutics, Inc. (“InteKrin”). As factored into the Original December 31 Valuation, the Company had received the $15 million milestone payment from Baxter as a result of the positive CHS-0214 phase 1 results and the expiration of the non-opt out period. Further, while the Company had held discussions with several potential investors and strategic partners regarding alternative financing options to fund continuing operations, the discussions at this time were preliminary, and the Company had not received any indications of interest, except for licensing, which the Company did not pursue.

In February 2014, the Company closed its acquisition of InteKrin (the “InteKrin Acquisition”). As part of this acquisition, the Company issued Series B convertible preferred stock. While the Company expected that the acquisition of InteKrin’s product candidates would result in the creation of stockholder value, in the near term it increased the Company’s cash burn rate and was dilutive to holders of the Company’s common and preferred stock because it was structured as stock-for-stock transaction.

In connection with the preparation of the DRS for confidential submission to the Commission, Company management reassessed the fair value of the Company’s common stock as of March 11, 2014 and determined it to be $3.44 per share (the “Revised March 11 Fair Value Per Share”). As described above in “Historical Fair Value Determination and Methodology,” this determination was based in part on the Q1’14 Revaluation. Company management determined that the Q1’14 Revaluation (rather than the Q4’13 Revaluation) provided the best revised estimate of the fair value of the Company’s common stock as of the option grants on March 11, 2014 and April 7, 2014 and as of the warrant grants on March 28, 2014, as the Q1’14 Revaluation was completed only a few weeks after these grants, whereas the Q4’13 Revaluation was completed several months prior to the grants and did not take the InteKrin Acquisition (as defined below) into account. The increase to $1.80 as part of the Q4’13 Revaluation and then to $3.44 as part of the Q1’14 Revaluation was primarily due to the assignment of a 30% probability to a potential IPO scenario and of a 60% probability to a new financing scenario.

For purposes of the Original December 31 Valuation, the Company anticipated a seventy-five percent (75%) probability of a liquidity event and a twenty-five percent (25%) probability of a liquidation scenario, and a DLOM of 28.6% for the high value indication and 44.9% for the low value indication was applied to reflect the increased risk arising from the inability to readily sell the shares (as determined using the Black-Scholes option pricing model). This analysis reflected the Company’s belief that, because there had been no significant operational, clinical or

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY COHERUS BIOSCIENCES, INC. WITH RESPECT TO THIS LETTER.

October 7, 2014

financial events with respect to the Company other than the InteKrin Acquisition, there continued to exist a strong possibility that the Company would face a liquidation scenario, in which case the Company’s common stock would have no value. The original determined fair value of the Company’s common stock as of December 31, 2013 was considered by the Board when determining the fair value of the Company’s common stock for purposes of granting stock options to employees on March 11, 2014 and April 7, 2014 and granting warrants to employees and Board members on March 28, 2014.

For purposes of the Q1’14 Revaluation, the Company assigned a sixty percent (60%) probability of a potential new financing scenario, a thirty percent (30%) probability of a potential IPO scenario and a ten percent (10%) probability of a dissolution scenario. This analysis reflected the Company’s imminent Series C Financing (as defined below) and continued discussions with the Board and Company investors regarding a potential IPO. The revised fair value of the Company’s common stock as of March 31, 2014 was used by the Board when reassessing the value of the stock options granted to employees on March 11, 2014 and April 4, 2014 and of the warrants granted to employees and members of the Board on March 28, 2014 for purposes of preparing certain financial disclosures in the DRS and the Registration Statement.

Original March 31, 2014 Valuation, Q2’14 Revaluation and Grants of June 2014 and July 2014

On June 30, 2014, the Board determined the fair value of the Company’s common stock as of June 30, 2014 to be $1.50 per share (the “Original June 30 Fair Value Per Share”). This determination was based in part on a third-party valuation which valued the common stock between $1.33 and $1.57 per share as of March 31, 2014 (the “Original March 31 Valuation”) utilizing the OPM. The significant change in the original valuation from March 11, 2014 to June 30, 2014 was primarily related to the closing of the Company’s Series C Financing (as defined below) and the receipt of additional milestone payments from Baxter.

As factored into the Original March 31 Valuation, in May 2014, the Company raised $55.0 million in a Series C Preferred Stock financing (the “Series C Financing”). As part of the Series C Financing, the Company’s outstanding convertible promissory notes, including principal and accrued interest, had converted into shares of Series C Preferred Stock and all warrants issued in the 2013 Bridge Financing had been exercised for shares of Series B Preferred Stock. In addition, in March 2014, Baxter had paid an additional $25.0 million to the Company for the achievement of milestones under the Baxter Collaboration. The Company believed that the Series C Financing and continued clinical development progress had provided the Company with sufficient cash resources to last until mid-2015. While the Company’s long-term plans included pursuing a potential IPO in late 2014 or the first half of 2015, the Company, based on preliminary discussions with investment bankers and institutional investors in May 2014, believed that the minimum threshold to complete an IPO was the commencement of a phase 3 clinical trial with respect to one of its leading product candidates, which had not yet been achieved.

In connection with the preparation of the DRS for confidential submission to the Commission, Company management reassessed the fair value of the Company’s common stock as of June 30, 2014 and determined it to be $4.86 per share (the “Estimated Fair Value Per Share”). As described above in “Historical Fair Value Determination and Methodology,” this

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY COHERUS BIOSCIENCES, INC. WITH RESPECT TO THIS LETTER.

October 7, 2014

determination was based in part on the Q2’14 Revaluation. See “Estimated Fair Value Per Share” below for additional details regarding the Company’s determination of the Estimated Fair Value Per Share.

For purposes of the Original March 31 Valuation, the Company used the implied valuation of the Company from the pending Series C Financing and then allocated the equity value among the securities that comprised the Company’s capital structure, and a DLOM of 31.0% for the low value indication and 18.7% for the high value indication was applied to reflect the increased risk arising from the inability to readily sell the shares (as determined using the Black-Scholes option pricing model). This analysis reflected the Company’s belief that notwithstanding the additional cash resources from the Series C Financing, significant clinical and execution risk remained that, in turn, presented significant risks of delayed liquidity or increased dilution to holders of the Company’s common stock. While management was in significant negotiations relative to the Series C Financing, as of March 31, 2014, they had only a few months of cash available and there was a significant risk that the financing would not be completed. The original determined fair value of the Company’s common stock as of March 31, 2014 was considered by the Board when determining the fair value of the Company’s common stock for purposes of granting stock options to employees on June 30, 2014 and July 1, 2014.

As further described below, for purposes of the Q2’14 Revaluation, the Company assigned a sixty-five percent (65%) probability of a potential IPO scenario, a thirty percent (30%) probability of an M&A scenario and a five percent (5%) probability of a dissolution scenario. As described above, this analysis reflected the Company’s formalized engagement of a lead underwriter by early May 2014 and commencement of initial preparations for an IPO shortly thereafter. The revised fair value of the Company’s common stock as of June 30, 2014 was used by Company management when reassessing the value of the stock options granted to employees on June 30, 2014 and July 1, 2014 for purposes of preparing certain financial disclosures in the DRS and the Registration Statement.

Estimated Fair Value Per Share

As discussed above, in connection with the preparation of the DRS for confidential submission to the Commission, Company management reassessed the fair value of the Company’s common stock as of June 30, 2014 using the Q2’14 Revaluation and determined it to be the Estimated Fair Value Per Share. The increase to $4.86 was primarily due to the increased probability of a potential IPO scenario (65%), which reflected the fact that the Company had formalized its engagement of a lead underwriter by early May 2014, commenced initial preparations for an IPO shortly thereafter, and continued to take definitive steps towards an IPO during the months of June and July 2014, which ultimately culminated in the submission of the DRS on August 4, 2014. It also reflected feedback received by Company management during this period from its existing investors, several of whom are active in the investment in public biotechnology companies, and its underwriter syndicate regarding general IPO market conditions and IPO market conditions for biotechnology companies, which had rebounded after a significant deterioration in these markets during March through April 2014.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY COHERUS BIOSCIENCES, INC. WITH RESPECT TO THIS LETTER.

October 7, 2014

The estimated fair value of the Company’s common stock as of June 30, 2014 was used by the Company when valuing certain common stock option, founder’s stock and warrant liabilities for purposes of preparing certain financial disclosures included in the DRS and the Registration Statement (the “Stock Based Compensation”). Below is a summary of the Stock Based Compensation disclosed in the Registration Statement which reflects the higher Estimated Fair Value Per Share relative to the exercise price.

	For the years ended December 31,		For the six months ended June 30,
	2012	2013	2013	2014
Stock Options	$101,033	$764,229	$382,196	$1,567,038
Founders Stock	$341,986	$1,280,560	$354,290	$237,726
Common Stock Warrants	—	—	—	$2,695,868

Total	$443,019	$2,044,789	$736,486	$4,500,632

For purposes of the Estimated Fair Value Per Share, the Company anticipated a relatively substantial probability of an IPO event to occur by March 2015. However, the likelihood of the Company consummating an IPO in the near-term was not certain, and due to market uncertainty and various strategic business factors, the Company also considered alternative scenarios for the Company. Ultimately, the Company determined the Estimated Fair Value Per Share assuming three (3) potential future events:

(i) an initial public offering by March 2015 (the “IPO Scenario”);

(ii) a strategic merger or sale of the Company (the “Merger or Sale Scenario”); and

(iii) a dissolution or other liquidity event of the Company with no value to common stockholders (the “Dissolution Scenario”).

For each of the potential future liquidity events, the Company utilized multiple approaches and methodologies to determine the Estimated Fair Value Per Share and the value of the Company’s other securities. The primary approach was the Hybrid Method, which was allocated a seventy percent (75%) overall probability weighting; the stock transaction approach (the “Stock Transaction Approach”), which is derived from actual transactions in the Company’s Series B Preferred Stock, was allocated a twenty-five percent (25%) overall probability weighting. Within each method/approach, the Company estimated common stock, preferred stock and preferred warrant per share values and applied a probability weighting to each applicable liquidity event (i.e., the IPO Scenario, the Merger or Sale Scenario and the Dissolution Scenario).

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY COHERUS BIOSCIENCES, INC. WITH RESPECT TO THIS LETTER.

October 7, 2014

The following table sets forth the results of the Hybrid Method and the Stock Transaction Approach used to determine the Estimated Fair Value Per Share.

	Hybrid Method			Stock Transaction Approach
	IPO	Merger or Sale	Dissolution	IPO	Merger or Sale	Dissolution
Common Stock Per Share Value	$6.00	$2.89	$0.00	$6.00	$4.15	$0.00
Probability Weighting	65.0%	30.0%	5.0%	65.0%	30.0%	5.0%

Method/Approach Estimated Fair Value Per Share		$4.77			$5.15

Method/Approach Probability Weighting		75.0%			25.0%

Estimated Fair Value Per Share			$4.86

To determine the equity values for the IPO Scenario, the Company utilized a valuation based on the Company’s Series C financing consummated in May 2014 and assumed that all preferred shares will convert to common stock and forego their liquidation preference as part of the IPO. A typical preliminary IPO valuation involves an analysis of publicly-traded companies to develop multiple indications to apply to the subject company to derive an indication of value. However, the Company does not expect to generate material revenues and earnings until 2017. Given the uncertainty and long time horizon of commercialization, the Company instead relied on the Series C convertible preferred stock financing at $6.00 per share to derive an indication of value in the IPO Scenario. A discount rate was selected based on typical venture capital required rates of return.

To determine the equity value for the Merger or Sale Scenario, the Company allocated the equity value among the securities that comprise the capital structure of the Company using the OPM and applied a DLOM to reflect the increased risk arising from the inability to readily sell the shares.

The Company believes that the potential liquidity events used in the Revaluations and the probability weighting of each liquidity event were reasonable and appropriate, in light of the Company’s stage of development, including the status of its research and development efforts and financial position, external market conditions affecting the biosimilar industry, the volatility in the capital markets, especially with respect to initial public offerings, and the relative likelihood of achieving a liquidity event such as an initial public offering or sale of the Company in light of prevailing market conditions. The timing of these future liquidity event scenarios was determined based primarily on input from the Company’s board of directors and management.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY COHERUS BIOSCIENCES, INC. WITH RESPECT TO THIS LETTER.

October 7, 2014

DISCUSSION OF PRELIMINARY IPO PRICE RANGE

As is typical in IPOs, the Preliminary IPO Price Range was based in part on the underwriters’ quantitative and qualitative analysis that differs from the methodology used by the Company and its independent valuation specialist. Among the factors that were considered in setting the Preliminary IPO Price Range were the following:

•	an analysis of the typical valuation ranges seen in recent IPOs for comparable companies in the Company’s industry;

•	the general condition of the securities markets and the recent market prices of publicly traded common stock of comparable companies;

•	an assumption that there would be a receptive public trading market for clinical stage biopharmaceutical development companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

There are six main factors that account for the increase in the Preliminary IPO Price Range over the Estimated Fair Value Per Share of $4.86 as of June 30, 2014. The first factor is the difference in valuation methodology used to derive the Preliminary IPO Price Range and Estimated Fair Value Per Share. In particular, because the Hybrid Method utilizes a probability-weighted approach (as outlined above), the resulting Estimated Fair Value Per Share reflects the potential for alternative liquidity events occurring at different future dates, which inherently decreases the Estimated Fair Value Per Share due to the combination of liquidity events other than the IPO scenarios and the application of a discount rate in the IPO scenario of up to 40% to reflect the risk of achieving an IPO in the estimated timeframe. Conversely, the Preliminary IPO Price Range necessarily assumes only a single liquidity event and does not apply a discount to present value for the IPO. As a result, the Preliminary IPO Price Range was neither reduced by the expected future equity values (discounted to present value) nor from other potential future liquidity events. Additionally, the Preliminary IPO Price Range assumes the conversion of all of the Company’s convertible preferred stock into common stock upon the completion of the Company’s IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the Company’s common stock for purposes of the Preliminary IPO Price Range, compared to the Estimated Fair Value Per Share, which included the effect of preferences for the Company’s preferred stock in relation to the allocations of value in the OPM.

The second factor relates to the Company’s recent positive clinical study results. In particular, during the second week of August 2014 and after the occurrence of the Company’s most recent determination of fair value of the Company’s common stock, the Company received clinical data that established that its proposed biosimilar of adalimumab (Humira®) had met the primary endpoint in a pivotal clinical PK similarity study that compared the Company’s biosimilar product candidate to adalimumab (Humira®) in healthy subjects. Humira® is currently projected to reach $12.4 billion in sales in 2014. The Company’s proposed biosimilar of adalimumab (Humira®) program is not partnered and has become more valuable since the June 30, 2014 measurement date used for the Estimated Fair Value Per Share because the probability of technical success of this program has increased. The Company views these results as representing a significant validation factor with respect to the Company’s product platform and its ability to successfully market a successful IPO.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY COHERUS BIOSCIENCES, INC. WITH RESPECT TO THIS LETTER.

October 7, 2014

The third factor relates to the Company’s receipt on September 11, 2014 of a $10.0 million payment from Baxter. This milestone payment was received as a result of data that established that bulk drug substance or drug product of the Company’s proposed biosimilar of etanercept (Enbrel®), when produced at certain scale, meets the regulatory expectations for similarity, is sufficient to support initiation of global studies, and conforms to the scientific advice received from regulatory authorities in the European Union. The Company also received authorization to initiate Phase 3 studies in certain European countries. The Company views this milestone as an important validation of its biosimilar process development, its ability to transfer its manufacturing processes across registration geographies and its ability to meet European regulatory requirements.

The fourth factor relates to the positive reception and feedback that the Company received from the testing the waters meetings it conducted during the last week of July and the first week of August 2014 with investors who are active in the investment in public biotechnology companies, which further validated the progress the Company had made toward preparing for and ultimately consummating an IPO.

The fifth factor is attributable to the fact that the valuation reports prepared by the Company’s third party specialists utilized a quantitative methodology to determine the fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price they are willing to pay in the IPO.

The sixth factor is that IPO market conditions for biotechnology companies have continued to rebound since the June 30, 2014 measurement date used for the Estimated Fair Value Per Share. The NYSE Arca Biotechnology Index increased by 11% from 2,776.28 on June 30, 2014 to 3,093.62 on September 30, 2014. Similarly, the NASDAQ Biotechnology Index increased by 6% from 2,686.41 on June 30, 2014 to 2,859.12 on September 30, 2014.

CONCLUSION

In light of the Preliminary IPO Price Range and the other factors described in this letter, the Company respectfully advises the Staff that it believes that the reassessed per share fair values used as the basis for determining stock-based compensation in connection with its stock option grants have been reasonable and appropriate.

* * *

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY COHERUS BIOSCIENCES, INC. WITH RESPECT TO THIS LETTER.

October 7, 2014

Should the Staff have any questions or comments regarding the Registration Statement or this letter, please contact me by telephone at (650) 463-4693 or by email at alan.mendelson@lw.com.

Very truly yours,

/s/ Alan C. Mendelson
Alan C. Mendelson of LATHAM & WATKINS LLP

cc:	Dennis M. Lanfear, Coherus BioSciences, Inc.
Benjamin A. Potter, Esq., Latham & Watkins LLP
Alan F. Denenberg, Esq., Davis Polk & Wardwell LLP
Stephen Salmon, Esq., Davis Polk & Wardwell LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY COHERUS BIOSCIENCES, INC. WITH RESPECT TO THIS LETTER.